James McKenna
Chief Financial Officer
1801 Green Road, Suite E
Pompano Beach, Fl 33064
Tel: (954) 360-6408
Fax: (954) 360-6409
Email:jmckenna@forwardindustries.com

April 8, 2010

Mail Stop 4631

Mr. Jeffrey Gordon

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

RE:	Forward Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Form 10-Q for the fiscal quarter ended December 31, 2009
File No. 0-6669

Dear Mr. Gordon:

We have reviewed your letter dated March 29, 2010, which sets forth comments to our response letter, dated March 18, 2010, with respect to registrant’s above-referenced Form 10-K and Form 10-Q, and our responses are set forth below. For your convenience, preceding each supplemental response we have set forth the related comment made in your letter in italics.  Where registrant proposes revised disclosure in its future filings in response to the comment, the proposed textual changes are presented in bold faced font.

Consolidated Statements of Cash Flows, page 31

We note your response to comment four from our letter dated March 8, 2010. Please confirm in your supplemental response that the effect of exchange rate changes was not material to the years ended September 30, 2009 and 2008 and the quarterly period ended December 31, 2009.

We confirm that the effect of exchange rate changes on cash balances held in foreign currencies was not material to Registrant’s statements of cash flows (or otherwise) for either of the years ended September 30, 2009 and 2008, or the quarterly period ended December 31, 2009. Registrant, through its wholly-owned subsidiaries, maintains small cash balances sufficient to cover operating expenses incurred in foreign currencies at its foreign locations. The aggregate effect of exchange rate changes for the years ended September 30, 2009 and 2008, and the quarterly period ended December 31, 2009, were $820, $3,281, and ($1,065), respectively (actual amounts, no presentation “000”s left out). However, should the effect of exchange rate changes become material to the Registrant’s statement of cash flows in future Form 10-K and Form 10-Q filings, Registrant will present same as proposed in its response letter dated March 18, 2010.

Exhibit 31 – Certifications

We have reviewed your response to comment nine from our letter dated March 8, 2010. The proposed disclosure in your certifications omits the internal control over financial reporting language from the introductory portion of paragraph 4. Paragraph 4 should state “The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”. Please revise accordingly. In addition, please ensure that you refer to the annual or quarterly report in paragraph 1, as appropriate.

In its filings on Form 10-K and Form 10-Q made subsequent to the date hereof, Registrant’s certifications shall include the internal control over financial reporting language required by Exchange Act Rules 13a-15(f) and 15d-15(f) as set forth in Appendix 1 annexed hereto. Registrant will also ensure that it refers to the annual or quarterly report in paragraph 1, as appropriate.

In connection with this letter Forward Industries acknowledges that:

  Forward is responsible for the adequacy and accuracy of the disclosures in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Forward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or would like to discuss any of the supplemental responses above, please contact me at your convenience.

Sincerely yours,

James McKenna

Chief Financial Officer

Forward Industries, Inc.

APPENDIX 1

CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE EXCHANGE ACT

I, [name of certifying individual], certify that:

1.

I have reviewed this [Quarterly Report/Annual Report][as applicable] on Form 10‑[Q][K][as applicable] for the [three months][fiscal year][as applicable] ended [balance sheet date to which filing relates], of Forward Industries, Inc. (“registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

4.

Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a‑15(e) and 15d‑15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have for registrant and we have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report  based on such evaluation; and

d)

disclosed in this report any change in registrant’s internal control over financial reporting that occurred during registrant’s most recent fiscal quarter (registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant’s internal control over financial reporting; and

5.

Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect registrant’s ability to record, process, summarize and report financial information;  and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in registrant’s internal controls over financial reporting.

Date: [Filing date of report]

/s/[name of certifying individual]
[Name of certifying individual]
[Title]
([Principal Executive/Financial and Accounting] Officer)